
January 28, 2011

Mr. Larry Reimert
Co-Chief Executive Officer
Dril-Quip, Inc.
13550 Hempstead Highway
Houston, TX 77040

> **Re:** **Dril-Quip, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 26, 2010**
> **File No. 1-13439**

Dear Mr. Reimert:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Anne Nguyen Parker
Branch Chief